PINE VALLEY ANNOUNCES ANNUAL RESULTS

VANCOUVER, BRITISH COLUMBIA, June 24, 2005 – Pine Valley Mining Corporation (TSX-VE: PVM; NASD OTC: PVMCF) is pleased to confirm results for the year ended March 31, 2005. The Company’s audited consolidated financial statements and its management’s discussion and analysis (“MD&A”) are available under the company profile on SEDAR at www.sedar.com or may be accessed through the Company web site at www.pinevalleycoal.com.

Graham Mackenzie, President & Chief Executive Officer of Pine Valley hosted a conference call and webcast to discuss the annual results on Friday, June 24, 2005 at 8:00am PST. A playback version of the call is available for two weeks up to July 8, 2005 at 416-695-5275 or North America toll free 1-888-509-0081.

The Company realized revenues of $19.675 million for the year ended March 31, 2005, as a result of the Company’s commercial coal shipments totalling approximately 290,000 tonnes of pulverized coal injection (“PCI”) metallurgical coal product. Income from mining operations for the year was $1.564 million.

In addition, significant other items impacting the Company’s results for the year included a foreign exchange gain of $2.006 million, predominantly due to gains on forward exchange contracts entered into by the Company. Significant expenses during the year included $0.889 million interest and financing charges, $0.647 million professional fees and salaries and stock-based expense of $1.812 million, of which stock-based compensation expense was $1.226 million. As a result of the foregoing, and other corporate expenses, the Company realized a consolidated net loss of $0.453 million for the year.

During the fourth quarter, the Company produced 153,922 tonnes while sales totalled 97,402 tonnes. Results for this period saw the Company incur a net loss of $2.342 million. The poorer than expected results arose as a result of increased production costs and the Company’s decision not to actively pursue sales during the period due to concerns about rail service. The difficulties experienced with the rail service from the Willow Creek mine to the port in North Vancouver arose due to capacity problems experienced by the rail service provider. Such problems hampered efforts to deliver coal to the port for shipment to customers and contributed towards the Company incurring a one-time demurrage fee of $0.613 million. Subsequent to March 31, 2005, the Company has held various discussions with the rail service provider and has experienced improved service during recent months.

The Company concluded sales negotiations for the sale of 523,000 tonnes of its PCI product for the period September 2004 to March 31, 2005 at a weighted average price of approximately US$55 per tonne. 233,000 contracted tonnes have been carried over for deliveries in the year beginning April 1, 2005.

For the fiscal year ending March 31, 2006, the Company has contracted to sell 735,000 tonnes, primarily of PCI coal as well as some coking coal, to its Asian and European customer base at a weighted average price of approximately US$103 per tonne. In addition, the Company has contracted to deliver an additional 1,500,000 tonnes to its Asian customer base over multi-year terms up to five years as shown in the table below:

Contracted Coal Sales in Tonnes for the Years ended March 31,
2006	2007	2008	2009	2010
(JFY 2005)	(JFY 2006)	(JFY 2007)	(JFY 2008)	(JFY 2009)	TOTAL

735,000	550,000	550,000	200,000	200,000	2,235,000

During the fourth quarter, the Company completed the commissioning of the majority of the equipment constructed and installed at the Willow Creek Coal Mine as part of Phase I and II mine of the mine development. This infrastructure is capable of producing 2.2 million tonnes of coal per year. Phase III, consisting principally of a coal preparation plant that is required for coal seams planned to be mined later this calendar year, began in April 2005 and is targeted for completion in the autumn of 2005. The Company expects to achieve a monthly mine production rate of approximately 180,000 tonnes upon the completion and full commissioning of Phase III.

As at March 31, 2005, the Company had cash of $2.2 million and a working capital deficiency of $9.9 million compared to a working capital deficiency of $3.207 million at March 31, 2004. This deficit reflects the classification of the entire $20.2 million amount of the Company’s indebtedness as a current liability as of March 31, 2005. The Company’s outstanding indebtedness consists primarily of borrowings from Marubeni Corporation and The Rockside Foundation used to fund capital expenditures, general and administrative expenses, and working capital for the development of the Willow Creek Coal Mine. Approximately $1 million of the Company’s indebtedness reflects debt incurred to finance its acquisition of the final one-third share of the Willow Creek joint venture in the prior fiscal year.

The Company is currently engaged in negotiations with several unaffiliated institutional lenders to restructure its existing financing arrangements. The financing is to be utilized to repay part of the existing indebtedness, finance construction of the coal preparation plant and provide additional working capital as the Company continues to increase production levels. Non-binding proposal letters have been signed to provide (a) a $20 million operating line of credit secured upon the Company’s inventory and trade receivables and (b) up to $10 million secured on the Company’s current production facilities. The completion of these transactions is subject to numerous conditions, including completion of due diligence processes and negotiation of final documentation.

This news release contains certain “forward looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company’s operations, markets, products and prices and other risk factors. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include the Company’s dependence on the steel industry, volatility in coal prices, accidents and other risks associated with mining operations, the Company’s need for and availability of additional financing, the restrictions imposed under the Company’s existing debt arrangements and its debt service requirements and the other risk factors discussed in greater detail in the Company’s various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company’s Form 20-F dated September 30, 2004.

PINE VALLEY MINING CORPORATION
“Graham Mackenzie”
Graham Mackenzie
President and Chief Executive Officer

###

Contacts:
Sam Yik Vice President Corporate Development and Commercial Operations (604) 682-4678 Vancouver, British Columbia, Canada	Martin Rip Vice President Finance and CFO (604) 682-4678 Vancouver, British Columbia, Canada

Company e-mail contact: pinevalley@pinevalleycoal.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.